PRESS RELEASE	DECEMBER 19, 2024

Largo and Stryten Energy to Form Storion Energy for the Manufacture of Vanadium Electrolyte and Battery Components for Long Duration Energy Storage

  Storion Energy LLC ("Storion") intends to become a leading U.S.-based manufacturer of vanadium electrolyte

  Storion plans to develop additional vanadium flow battery solutions to satisfy projected demand from the long duration energy storage ("LDES") sector

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce the signing of definitive agreements between its subsidiary, Largo Clean Energy Corp. ("LCE"), and Stryten Critical E-Storage, LLC ("Stryten"), an affiliate of Stryten Energy LLC, to establish a joint venture in Storion Energy, LLC ("Storion") (the "Transaction"), subject to customary closing conditions. Storion intends to become a leading manufacturer of domestically produced vanadium electrolyte and remove other barriers to entry in the flow battery manufacturing industry.

Francesco D'Alessio, Chief Commercial Officer of Largo and President of LCE, stated: "We expect the Storion partnership with Stryten Energy to be highly beneficial to Largo and its clean energy storage investment strategy. The transaction aims to maximize the value of Largo's vanadium products, and Storion's patented purification process, which is expected to accelerate the manufacture of vanadium electrolyte and deployment of vanadium flow battery solutions, which in turn is anticipated to increase the demand for vanadium from Largo Physical Vanadium Corp. ("LPV"), Largo and the vanadium sector as a whole.

Key Highlights

  Position Storion to become a U.S. domestic leader for vanadium electrolyte production and supply; future plans to develop vanadium flow battery components that are competitively positioned in the large and growing long-duration energy storage market

  Sharing product and industry knowledge with Stryten Energy LLC, a leading U.S.-based battery manufacturer

  Significant synergies are anticipated by leveraging complementary assets and integrating top-tier talent from Largo and Stryten

  Intended to enhance Largo's strategic position in the rapidly expanding vanadium flow battery market, to accelerate growth and market share

Transaction Details

The key terms of the transaction are summarized below:

  Upon closing of the Transaction ("Closing"), each of LCE and Stryten will contribute certain of its vanadium flow battery-related assets and liabilities to Storion;

  Upon Closing, Stryten will pay US$1 million in cash directly to Largo and contribute to Storion over time a total of US$6 million in cash, for the purpose of funding Storion's operations;

  Upon Closing, LCE and Stryten will each hold a 50% equity interest in Storion, with customary pre-emption rights and certain other anti-dilution protections;

  Board representation of Storion will be generally proportional to ownership, with Stryten holding one additional seat so long as LCE and Stryten hold similar ownership interests;

  At Closing, Largo will amend its Safekeeping and Supply Agreements with LPV to adjust certain commercial terms, and Largo will assign its Safekeeping Agreement to Storion. In addition, at Closing, Largo and Storion will enter into a separate supply agreement providing Storion a right of first offer, subject to certain terms and conditions, to purchase vanadium products.

Gallatin Capital LLC acted as financial advisor to Largo in connection with the Transaction, and Linklaters LLP acted as legal counsel.

About Storion Energy

Storion Energy intends to bring energy resilience and security to the U.S. by removing the barrier to entry for battery manufacturers to domestically sourced, price competitive electrolyte used in vanadium redox flow batteries (VRFB) for long-duration energy storage (LDES). Storion will have locations in Wilmington, Massachusetts and Alpharetta, Georgia, Storion will be a joint venture between a Stryten Energy affiliate and Largo Clean Energy Corp., a subsidiary of Largo Inc., one of the world's largest and highest quality vanadium suppliers, that is expected to support scalable domestic electrolyte production to establish a fully integrated vertical supply chain for utility-scale VRFB LDES solutions. VRFB technology is a safe and reliable option to provide long-duration energy storage greater than four hours to help ensure grid stability and facilitate increased utilization of renewables for businesses and consumers.

About Stryten Energy

Stryten Energy helps solve the world's most pressing energy challenges with a broad range of energy storage solutions across the Essential Power, Motive Power, Transportation, Military and Government sectors. Headquartered in Alpharetta, Georgia, Stryten Energy partners with some of the world's most recognized companies to meet the growing demand for reliable and sustainable energy storage capacity. Stryten Energy powers everything from submarines to subcompacts, microgrids, warehouses, distribution centers, cars, trains and trucks. Its stored energy technologies include advanced lead, lithium and vanadium redox flow batteries, intelligent chargers and energy performance management software that keep people on the move and supply chains running. An industry leader backed by more than a century of expertise, Stryten has The Energy to Challenge the status quo and deliver top-performing energy solutions for today and tomorrow. Learn more at www.stryten.com.

About Largo Physical Vanadium Corp.

Largo Physical Vanadium (LPV) aims to provide a secure, convenient and exchange-traded investment alternative for investors interested in having direct exposure to physical vanadium, a metal essential to achieving a greener world in key industries such as steel, aerospace and energy storage. Vanadium is non-degrading and fully recyclable when used as electrolyte in vanadium flow batteries and offers carbon reducing attributes when used in steel alloying applications. LPV offers pure-play exposure to vanadium through its holdings of physical vanadium. LPV's strategy is not only to achieve appreciation through the acquisition of vanadium, but to own and actively supply vanadium to end users of vanadium flow batteries to advance to integration of renewable energy in long duration storage. This strategy is integral to LPV's business plan, as it necessarily defrays the costs to LPV associated with storage of vanadium, and demonstrates the benefits and utility of vanadium, therefore supporting vanadium's value. For more information, please visit www.lpvanadium.com.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Statements:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933. Forward‐looking statements in this press release include, but are not limited to, statements with respect to the closing of the Transaction and Storion's business plans and strategic goals.

The following are some of the assumptions upon which forward-looking statements are based: that the parties to the Transaction will be able to work collaboratively as parties to the joint venture; and the ability of management of Storion to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this press release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the Transaction may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Transaction; failure to realize the anticipated benefits of the Transaction; the inability to implement business plans, and other expectations after the completion of the Transaction;  any inability to raise additional funds to meet capital requirements and pursue the growth strategy of the joint venture when and in the amounts needed; and other risks and uncertainties detailed in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and in Largo's filings with the US Securities and Exchange Commission (the "SEC"), including Largo's Annual Report on Form 40-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 22, 2024. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

These forward-looking statements speak only at the date of this press release. All subsequent oral or written forward-looking statements attributable to Largo, or any of its associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above. Largo expressly disclaims any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

Trademarks are owned by Largo Inc.